Exhibit 4.7

Waiver Agreement

Reference is made to the Strategic Alliance Agreement (“Alliance Agreement”) dated December 4, 2002, by and between Kookmin Bank (“KB”) and ING Bank N.V. (“ING”).

WHEREAS, the parties hereto desire to clarify certain matters set out in the Alliance Agreement; and

WHEREAS, all terms that are defined in the Alliance Agreement and used herein shall have the respective meanings assigned to them in the Alliance Agreement except insofar as they are amended or supplemented herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this agreement, the parties hereto agree as follows:

1.	Minimum Shareholding and Lock-up Shares. Until the earlier of May 31, 2003 or the purchase of 6,748,887 Shares of KB (the “Additional Shares”) by ING, the terms Minimum Shareholding and Lock-up Shares shall mean 12,716,691 Shares for all purposes under the Alliance Agreement.

2.	Acquisition of Additional Shares. ING shall discuss with the Korean Government for the purchase from the Korean Government of the Additional Shares until March 31, 2003. In the event ING is unable to reach an agreement with the Korean Government for the purchase of the Additional Shares by March 31, 2003, KB and ING shall discuss other methods for ING’s acquisition of the Additional Shares. For the avoidance of doubt, the parties hereto acknowledge and agree that ING is under no obligation to purchase the Additional Shares from the Korean Government or any other Person hereunder or under the Alliance Agreement, and any decision to purchase or not to purchase the Additional Shares shall be at the sole and absolute discretion of ING.

3.	Termination of the Alliance Agreement. In the event ING has not acquired the Additional Shares by May 31, 2003, KB shall have the right for a period of 30 days commencing June 1, 2003, to terminate the Alliance Agreement without any liability to either party by giving a written notice to ING. In the event that KB does not exercise its right to terminate the Alliance Agreement during such 30 day period, ING shall have the right for a period of 30 days thereafter to terminate the Alliance Agreement without any liability to either party by giving written notice to KB. If ING does not exercise its right to terminate the Alliance Agreement during such 30 day period, KB may terminate the Alliance Agreement anytime thereafter by giving 10 days prior written notice to ING.

4.	Other Matters. The parties hereto hereby agree that Article IX of the Alliance Agreement is incorporated herein by this reference.

IN WITNESS WHEREOF, the parties hereto have caused their authorized representatives to execute this agreement as of December 4, 2002.

Kookmin Bank	ING Bank N.V.
By:	By:
Name:	Name:
Title:	Title:

2